

March 2, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, under the Exchange Act of 1934.

- American Depositary Shares (as evidenced by American Depositary Receipts), each representing one common share

- Common shares, without par value (application for the Common shares, is made for listing, not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission)

Sincerely,